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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
           TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
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                           MICRONICS COMPUTERS, INC.
                           (NAME OF SUBJECT COMPANY)

                        DIAMOND MULTIMEDIA SYSTEMS, INC.
                       BOARDWALK ACQUISITION CORPORATION
                                   (BIDDERS)

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                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   595127101
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                             JEFFREY D. SAPER, ESQ.
                             HOWARD S. ZEPRUN, ESQ.
                     WILSON SONSINI GOODRICH & ROSATI, P.C.
                    650 PAGE MILL ROAD, PALO ALTO, CA 94304
                                 (650) 493-9300
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                           CALCULATION OF FILING FEE

            TRANSACTION VALUATION:*            AMOUNT OF FILING FEE:
                     $33,979,496                     $6,796

* For purposes of calculating fee only. This amount is based on a per share offer price of $2.45, for 13,869,182 shares of common stock. Pursuant to the Agreement and Plan of Merger, dated as of May 11, 1998, by and among Micronics Computers, Inc. (the "Company") and Diamond Multimedia Systems, Inc. and Boardwalk Acquisition Corporation (collectively, the "Bidders"), the Company represented to the Bidders that, as of such date, it had 12,902,565 shares of common stock issued and outstanding and 966,617 shares of common stock reserved for issuance upon exercise of outstanding stock options (excluding 350,627 shares which are subject to purchase upon exercise of options which have an exercise price equal to or exceeding $2.45 per share). The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered by the Bidder.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable
Form or Registration No.: Not applicable
Filing Party: Not applicable
Dated Filed: Not applicable

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     This Tender Offer Statement on Schedule 14D-1 relates to the offer by
Boardwalk Acquisition Corporation, a Delaware corporation ("Purchaser"), and a wholly owned subsidiary of Diamond Multimedia Systems, Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (collectively, the "Shares"), of Micronics Computers, Inc., a Delaware corporation (the "Company"), at a price of $2.45 per Share, net to the seller in cash and without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated May 15, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal," which together with the Offer to Purchase, constitutes the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

ITEM 1. SECURITY AND SUBJECT COMPANY

     (a) The subject company is Micronics Computers, Inc., a Delaware corporation with its principal executive offices located at 45365 Northport Loop West, Fremont, California 94538.

     (b) The information set forth in the Introduction, and Section 1 "Terms of the Offer," of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 "Price Range of Shares; Dividends on the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

     (a) through (d), (g) The information set forth in the Introduction, Section 9 "Certain Information Concerning Purchaser," and Annex I of the Offer to Purchase is incorporated herein by reference.

     (e) None of Purchaser, Parent or, to the best knowledge of Purchaser or Parent, any person listed in Annex I of the Offer to Purchase has, during the last 5 years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (f) None of Purchaser, Parent or, to the best knowledge of Purchaser or Parent, any person listed in Annex I of the Offer to Purchase has, during the last 5 years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

     (a) and (b) The information set forth in Section 11 "Background of the Offer" and Section 13 "The Transaction Documents" of the Offer to Purchase are incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a) through (c) The information set forth in Section 10 "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS

     (a) through (e) The information set forth in Section 12 "Purpose of the Offer; The Merger; Plans for the Company," Section 13 "The Transaction Documents," and Section 14 "Dividends and Distributions" of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth in Section 7 "Effect of Offer on Nasdaq National Market Listing, Market for Shares and SEC Registration" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a) and (b) The information set forth in Section 9 "Certain Information Concerning Purchaser and Parent" of the Offer to Purchase is incorporated herein by reference.

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ITEM 7.CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
       THE SUBJECT COMPANY'S SECURITIES

     The information set forth in the Introduction, Section 1 "Terms of the Offer," Section 11 "Background of the Offer," Section 12 "Purpose of the Offer; The Merger; Plans for the Company," Section 13 "The Transaction Documents,"
Section 14 "Dividends and Distributions" and Section 15 "Certain Conditions to Purchaser's Obligations" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The information set forth in Section 17 "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS

     The information set forth in Section 9 "Certain Information Concerning Purchaser and Parent" is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION

     (a) None or not applicable.

     (b) and (c) The information set forth in Section 16 "Certain Regulatory and Legal Matters" of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7 "Effect of Offer on Nasdaq National Market Listing, Market for Shares and SEC Registration" of the Offer to Purchase and Section 16 "Certain Regulatory and Legal Matters -- Federal Reserve Board Regulation" is incorporated herein by reference.

     (e) None.

     (f) The Offer to Purchase, a copy of which is attached as Exhibit (a)(1) hereto, and the Letter of Transmittal, a copy of which is attached as Exhibit
(a)(2) hereto, each of which is incorporated in its entirety herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

    (a)(1)            --   Offer to Purchase, dated May 15, 1998.
    (a)(2)            --   Letter of Transmittal.
    (a)(3)            --   Letter from MacKenzie Partners, Inc., as Information Agent, to Brokers, Dealers, Commercial Banks, Trust Companies and
                           Other Nominees.
    (a)(4)            --   Letter to Clients from Brokers, Dealers, Commercial Banks,
                           Trust Companies and Other Nominees.
    (a)(5)            --   Notice of Guaranteed Delivery.
    (a)(6)            --   Guidelines for Certification of Taxpayer Identification
                           Number on Substitute Form W-9.
    (a)(7)            --   Form of Summary Announcement, as published on May 15, 1998.
    (a)(8)            --   Press Release, as issued by Parent on May 11, 1998.
    (b)               --   None or not applicable.
    (c)(1)            --   The Agreement and Plan of Merger, dated as of May 11, 1998, among Parent, Purchaser and the Company.
    (c)(2)            --   Mutual Confidentiality Agreement, dated as of April 8, 1998, between Parent and the Company.
    (d) through (f)   --   None or not applicable.

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                                   SIGNATURES

     After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated: May 15, 1998
                                          DIAMOND MULTIMEDIA SYSTEMS, INC.

                                          By:   /s/ WILLIAM J. SCHROEDER
                                            ------------------------------------
                                            Name: William J. Schroeder
                                            Title: President, Chief Executive
                                              Officer
                                            and Chairman of the Board

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                                 EXHIBIT INDEX

        EXHIBIT
        -------
    (a)(1)           Offer to Purchase, dated May 15, 1998.
    (a)(2)           Letter of Transmittal.
    (a)(3)           Letter from MacKenzie Partners, Inc., as Information Agent, to Brokers, Dealers, Commercial Banks, Trust Companies and
                     Other Nominees.
    (a)(4)           Letter to Clients from Brokers, Dealers, Commercial Banks,
                     Trust Companies and Other Nominees.
    (a)(5)           Notice of Guaranteed Delivery.
    (a)(6)           Guidelines for Certification of Taxpayer Identification
                     Number on Substitute Form W-9.
    (a)(7)           Form of Summary Announcement, as published on May 15, 1998.
    (a)(8)           Press Release, as issued by Parent on May 11, 1998.
    (b)              None or not applicable.
    (c)(1)           The Agreement and Plan of Merger, dated as of May 11, 1998, among Parent, Purchaser and the Company.
    (c)(2)           Mutual Confidentiality Agreement, dated as of April 8, 1998, between Parent and the Company.
    (d) through (f)  None or not applicable.